Exhibit 21
Subsidiaries of AGL Resources Inc. (1)

Following is a listing of the significant subsidiaries as of December 31, 2014:

Name of Subsidiary	State of Incorporation
AGL Capital Corporation	Nevada
AGL Investments Inc.	Georgia
Sequent LLC	Georgia
Atlanta Gas Light Company	Georgia
Georgia Natural Gas Company	Georgia
SouthStar Energy Services LLC (2)	Delaware
NUI Corporation	New Jersey
Pivotal Utility Holdings Inc. (3)	New Jersey
Ottawa Acquisition LLC	Illinois
Northern Illinois Gas Company (4)	Illinois

(1)	The names of certain subsidiaries have not been included because, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.
(2)	85% owned by Georgia Natural Gas Company.
(3)	Includes operations of three natural gas utilities: Elizabethtown Gas (New Jersey), Florida City Gas (Florida) and Elkton Gas (Maryland).
(4)	Doing business as Nicor Gas Company.